SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CSO confirms slump in visitors since Irish Govt €10 tourist tax introduced

Ryanair calls on Govt to axe the €10 tourist tax

Ryanair, the World's favourite airline, today (15th Oct 09) welcomed the CSO traffic figures which confirm that 123,000 (13%) fewer visitors travelled to Ireland in August as the Govt's €10 tourist tax devastates Irish tourism, even during the summer peak. Ryanair's August traffic grew by 19%, over 1.1m new passengers, which disproves the Govt's false claim that this decline is due to the recession.

Passengers	Aug '08	Aug '09	Fall/Rise
CSO	946K	823K	- 123K (- 13%)
Ryanair	5,800K	6,900K	+1,100K (+19%)

Ryanair warned that unless the Irish Government's €10 tourist tax is scrapped, then the fall in Irish visitor numbers will worsen during winter, as more flights, routes and services are cut from the Government's high cost Dublin, Cork and Shannon Airports.

 Ryanair's Stephen McNamara said:

               "CSO figures show a 13% drop in visitor numbers in August and 11% for the year to date. The loss of 600,000 visitors so far this year confirms that the collapse in Irish tourism is accelerating as the €10 tourist tax makes Ireland an uncompetitive tourist destination.

              "In recent months the Belgian, Dutch, Greek and Spanish governments have all scrapped tourist taxes and/or reduced airport charges, in some cases to zero, in order to stimulate tourism. Ryanair has expanded in these countries including our recent announcement of 43 new routes to/from Spain this winter.  The Irish Government cannot grow Irish tourism by taxing it.  We must axe this stupid €10 tourist tax and start welcoming visitors, not taxing them".

Ends.                                                                 Thursday, 15th October 2009

For further information

Please contact:

Stephen McNamara                                        Pauline McAlester

Ryanair Ltd                                                     Murray Consultants

Tel: +353-1-8121271                                       Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  15 October 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary